UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	05709R103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	67,421,117*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	19.9%*

14.	Type of Reporting Person (See Instructions): IA

*As of March 8, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”). Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Based on the Company’s Report of Foreign Private Issuer for the Month of February 2012, filed on Form 6-K with the United States Securities and Exchange Commission, as of February 3, 2012, there were 339,563,275 issued and outstanding Common Shares. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date. In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following after the twentieth paragraph thereof:

On March 6, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.15. The press release, among other things, contained a letter to the Company’s shareholders urging them to protect their investment in the Company by voting for the two new independent shareholder nominees to the Company’s board of directors. The shareholder letter has been posted to www.ShareholdersForBaja.com and is attached to this Schedule 13D, as amended, as Exhibit 7.16.

Also on March 6, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.17. The press release, among other things, comments on the British Columbia Securities Commission’s decision not to pursue a complaint filed by the Company on February 23, 2012.

The description of the press releases and shareholder letter set forth above are qualified in their entirety by reference to the complete copies of the respective documents that are attached to this Schedule 13D, as amended, as exhibits pursuant to Item 7 hereof.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the fourteenth paragraph thereof:

7.15     Press Release, dated March 6, 2012, from the Reporting Person, on behalf of the Fund.

7.16     Shareholder Letter, dated March 6, 2012, from the Reporting Person, on behalf of the Fund.

7.17     Press Release, dated March 6, 2012, from the Reporting Person, on behalf of the Fund.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

	By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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